Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

SUMMARY OF SOLVENCY QUARTERLY REPORT OF

INSURANCE COMPANY NOTE

(FIRST QUARTER OF 2020)

1.	BASIC INFORMATION

	(1)	Basic Information of the Company

		Name of the Company in Chinese:	中國人壽保險股份有限公司

		Name of the Company in English:	China Life Insurance Company Limited

		Legal Representative:	Wang Bin

		Registered Address:	16 Financial Street, Xicheng District, Beijing, P.R. China

Business Scope:

Life, health, accident and other types of personal insurance businesses; reinsurance of the personal insurance businesses; funds management business permitted by national laws and regulations or approved by the State Council; personal insurance services, consulting and agency businesses; sale of securities investment funds; other businesses approved by the national insurance regulatory departments.

		Business Area:	the People’s Republic of China, for the purpose of this report, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region (the “PRC”)

Notes:

1.	This summary of solvency quarterly report is prepared in accordance with the “Regulatory Rules of Solvency of Insurance Companies (No. 1-17)” issued by the former China Insurance Regulatory Commission.

2.	According to the “Plan for Institutional Reform of the State Council” voted and passed at the first meeting of the 13th National People’s Congress of the PRC, the China Banking and Insurance Regulatory Commission (the “CBIRC”) has been formed through the consolidation of the duties and responsibilities of both the China Banking Regulatory Commission and the China Insurance Regulatory Commission, and such two commissions will no longer exist. The CBIRC has officially been put into operation since April 8, 2018.

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(2)     Shareholding Structure, Shareholders and Their Changes

1)      Shareholding Structure

                               Unit: Ten thousand shares or RMB ten thousand

Category	At the beginning of the period		Changes in the number of shares or shareholding percentage during the period				At the end of the period
	Shares or capital contribution	Percentage (%)	Capital injection by shareholders	Capital reserve transfer or distribution of dividend	Equity transfer	Sub-total	Shares or capital contribution	Percentage (%)
RMB ordinary shares	2,082,353	73.67	-	-	-	-	2,082,353	73.67
Overseas listed foreign shares	744,118	26.33	-	-	-	-	744,118	26.33
Total	2,826,471	100.00	-	-	-	-	2,826,471	100.00

Note:	Currently, there is no feature in the shareholders’ information enquiry platform that can track down the type of shareholders according to the classification of “state-owned shares, corporate legal shares, foreign invested shares and natural person shares”. As such, the above information is presented by the Company based on the shareholding structure as disclosed in its annual report.

2)    Effective Controller

The effective controller of the Company is the Ministry of Finance of the PRC (the “MOF”). The equity and controlling relationship between the Company and its effective controller is set out below:

Note:	In order to carry out relevant arrangement under the “Notice of the State Council on Issuing the Implementation Plan for Transferring Part of State-owned Capital to Supplement Social Security Fund” (Guo Fa [2017] No. 49), and pursuant to the “Approval on Change of Shareholder of China Life Insurance (Group) Company” (Yin Bao Jian Fu [2020] No. 63) issued by the CBIRC, the CBIRC has approved the one-off transfer by the MOF of 10% of its equity interest in China Life Insurance (Group) Company (the “CLIC”) to the National Council for Social Security Fund (the “SSF”). Upon completion of the transfer, the MOF and the SSF will hold 90% and 10% equity interest in CLIC, respectively, which in turn holds 68.37% equity interest in the Company. CLIC will remain as the controlling shareholder of the Company, and the MOF will remain as the effective controller of the Company.

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3)	Top Ten Shareholders (in the descending order of their shareholding percentage in the Company as at the end of the period)

Unit: Ten thousand shares or RMB ten thousand

Name of shareholder	Type of shares	Changes in the number of shares held by the shareholder or the amount of capital contribution during the period	Number of shares held by the shareholder or the amount of capital contribution as at the end of the period	Shareholding percentage as at the end of the period	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned shares	0	1,932,353	68.37%	0
HKSCC Nominees Limited	Foreign shares	154	732,523	25.92%	0
China Securities Finance Corporation Limited	State-owned shares	0	72,394	2.56%	0
Central Huijin Asset Management Limited	State-owned shares	0	11,972	0.42%	0
Hong Kong Securities Clearing Company Limited	Foreign shares	716	6,181	0.22%	0
China Universal Asset Management Co., Ltd - Industrial and Commercial Bank of China Limited - China Universal - Tianfu Bull No. 53 Asset Management Plan	Other	0	1,502	0.05%	0
Industrial and Commercial Bank of China Limited - SSE 50 Exchange Traded Index Securities Investment Fund	Other	67	1,348	0.05%	0
China National Nuclear Corporation	State-owned shares	0	1,240	0.04%	0
Bank of Communications Co.,Ltd. -Yongying Technology-driven Hybrid Securities Investment Fund	Other	1,136	1,136	0.04%	0
Abu Dhabi Authority	Foreign shares	-21	1,003	0.04%	0
Total	-	2,052	2,761,652	97.71%	0

Notes:

1.	The figures shown in the columns of “Changes in the number of shares held by the shareholder or the amount of capital contribution during the period” and “Number of shares held by the shareholder or the amount of capital contribution as at the end of the period” in this table refer to the number of shares held (Unit: Ten thousand shares).

2.	Due to the impact of the difference derived from rounding, there may be a difference between the total number of “Shareholding percentage as at the end of the period” and the sum of the shareholding percentage of the top ten shareholders.

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Details of shareholders	1.

HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. Since the relevant regulations of The Stock Exchange of Hong Kong Limited do not require such persons to declare whether their shareholdings are pledged or frozen, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

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China Universal Asset Management Co., Ltd - Industrial and Commercial Bank of China Limited - China Universal - Tianfu Bull No.53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Industrial and Commercial Bank of China Limited - SSE 50 Exchange Traded Index Securities Investment Fund has Industrial and Commercial Bank of China Limited as its fund depositary. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

(3)   Subsidiaries, Joint Ventures and Associated Corporations

Unit: Ten thousand shares or RMB ten thousand

	Company name	Type of company	Number of shares held or cost			Shareholding percentage
			At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage
1	China Life (Suzhou) Pension and Retirement Investment Company Limited	Subsidiary	178,600	178,600	0	100.00%	100.00%	0.00%
2	China Life Pension Company Limited	Subsidiary	240,518	240,518	0	70.74%	70.74%	0.00%
3	China Life Asset Management Company Limited	Subsidiary	240,000	240,000	0	60.00%	60.00%	0.00%

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	Company name	Type of company	Number of shares held or cost			Shareholding percentage
			At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage
4	Shanghai Rui Chong Investment Co., Limited	Subsidiary	680,000	680,000	0	100.00%	100.00%	0.00%
5	Golden Phoenix Tree Limited	Subsidiary	12	12	0	100.00%	100.00%	0.00%
6	New Aldgate Limited	Subsidiary	116,813	116,813	0	100.00%	100.00%	0.00%
7	CL Hotel Investor, L.P.	Subsidiary	0	0	0	100.00%	100.00%	0.00%
8	Glorious Fortune Forever Limited	Subsidiary	0	0	0	100.00%	100.00%	0.00%
9	Fortune Bamboo Limited	Subsidiary	243,488	243,488	0	100.00%	100.00%	0.00%
10	Golden Bamboo Limited	Subsidiary	199,288	199,288	0	100.00%	100.00%	0.00%
11	Sunny Bamboo Limited	Subsidiary	187,565	187,565	0	100.00%	100.00%	0.00%
12	China Life (Beijing) Health Management Company Limited	Subsidiary	153,000	153,000	0	100.00%	100.00%	0.00%
13	Ningbo Meishan Bonded Port Area Guo Yang Guo Sheng Investment Partnership (Limited Partnership)	Subsidiary	315,000	315,000	0	99.997%	99.997%	0.00%
14	Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (Limited Partnership)	Subsidiary	168,000	168,000	0	99.98%	99.98%	0.00%
15	Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership)	Subsidiary	60,600	60,600	0	99.98%	99.98%	0.00%
16	Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership)	Subsidiary	60,600	60,600	0	99.98%	99.98%	0.00%
17	Shanghai Wansheng Industry Partnership (Limited Partnership)	Subsidiary	400,000	401,200	1,200	99.98%	99.98%	0.00%
18	Wuhu Yuanxiang Tianyi Investment Management Partnership (Limited Partnership)	Subsidiary	53,256	53,256	0	99.98%	99.98%	0.00%
19	Wuhu Yuanxiang Tianfu Investment Management Partnership (Limited Partnership)	Subsidiary	53,256	53,256	0	99.98%	99.98%	0.00%

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	Company name	Type of company	Number of shares held or cost			Shareholding percentage
			At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage
20	CBRE Global Investors U.S. Investment I, LLC	Subsidiary	285,943	285,943	0	99.99%	99.99%	0.00%
21	China Life Guangde (Tianjin) Equity Investment Fund Partnership (Limited Partnership)	Subsidiary	1,000	1,000	0	99.95%	99.95%	0.00%
22	Annoroad Gene Technology (Beijing) Co., Ltd.	Associated corporation	25,000	25,000	0	13.09%	13.09%	0.00%
23	China Life Property and Casualty Insurance Company Limited	Associated corporation	600,000	600,000	0	40.00%	40.00%	0.00%
24	China Guangfa Bank Co., Ltd.	Associated corporation	860,063	860,063	0	43.69%	43.69%	0.00%
25	COFCO Futures Company Limited	Associated corporation	29,617	29,617	0	35.00%	35.00%	0.00%
26	Sino-Ocean Group Holding Limited	Associated corporation	225,346	225,346	0	29.59%	29.59%	0.00%
27	Shanghai Jinshida Winning Software Technology Co., Limited	Associated corporation	19,200	19,200	0	20.98%	20.98%	0.00%
28	Sinopec Sichuan to East China Gas Pipeline Co., Ltd.	Associated corporation	2,000,000	2,000,000	0	43.86%	43.86%	0.00%
29	China United Network Communications Limited	Associated corporation	2,182,958	2,182,958	0	10.29%	10.30%	0.01%
30	GLP Guoyi (Zhuhai) Acquisitions Fund (Limited Partnership)	Associated corporation	527,058	527,058	0	81.63%	81.63%	0.00%
31	China Power Investment Nuclear Power Co,. Ltd.	Associated corporation	800,000	800,000	0	26.76%	26.76%	0.00%
32	AVIC Investment Holding Limited	Associated corporation	600,000	600,000	0	16.70%	16.70%	0.00%
33	Wonders Information Co., Ltd.	Associated corporation	223,936	231,649	7,713	13.30%	13.37%	0.07%
34	CCB Trust Sharing No. 9 Urbanization Investment Private Equity Fund	Associated corporation	100,000	100,000	0	24.89%	24.89%	0.00%

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	Company name	Type of company	Number of shares held or cost			Shareholding percentage
			At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage
35	Nanning China Life Shenrun Investment Development Fund Partnership (Limited Partnership)	Joint venture	378,000	378,000	0	60.00%	60.00%	0.00%
36	China Life (Sanya) Health Investments Co., Ltd.	Joint venture	30,600	30,600	0	51.00%	51.00%	0.00%
37	RXR 1285 Holdings JV LLC	Joint venture	144,065	144,065	0	51.55%	51.55%	0.00%
38	Beijing China Life Communications Construction City Development Investment Fund (Limited Partnership)	Joint venture	1,149,470	1,185,330	35,860	49.9999%	49.9999%	0.00%
39	China Life Haikong (Hainan) Healthy Investment Co., Ltd.	Joint venture	10,200	10,200	0	51.00%	51.00%	0.00%
40	China Life Vanke No.1 (Jiaxing) Health Pension Industrial Investment Partnership (Limited Partnership)	Joint venture	9,750	15,600	5,850	59.82%	59.82%	0.00%
41	China Life Vanke No.2 (Jiaxing) Health Pension Industrial Investment Partnership (Limited Partnership)	Joint venture	9,750	15,600	5,850	59.82%	59.82%	0.00%
42	China Life Qiaocheng (Shenzhen) Investment Partnership (Limited Partnership)	Joint venture	863,051	935,966	72,915	84.99%	84.99%	0.00%
43	Shandong Xinjiu Kinetic Energy China Life High-end Equipment Equity Investment Fund Partnership (Limited Partnership)	Joint venture	1,000	1,000	0	79.00%	79.00%	0.00%

Note:	The figures shown in the “Number of shares held or cost” column under items numbered 1, 4-23 and 27-43 in this table refer to the amount of investment cost (Unit: RMB ten thousand).

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(4)     Basic Information of the Directors, Supervisors and Senior Management

  1)      Basic Information of the Directors

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Wang Bin	November 1958	Doctoral degree in Economics	Since December 3, 2018	Chairman, Executive Director	Yin Bao Jian Fu (2018) No. 322

Chairman of China Life

Insurance (Group) Company

Chairman of China Life Asset

Management Company Limited

Chairman of China Life Insurance (Overseas) Company Limited

Director of China Shimao

Investment Company Limited

Director of China World Trade

Center Limited

Chairman of China Guangfa

Bank Co., Ltd.

Mr. Wang became an Executive Director and the Chairman of the Company in December 2018. He has been the Chairman and the Secretary to the Party Committee of China Life Insurance (Group) Company since August 2018. From March 2012 to August 2018, he served as the Chairman and the Secretary to the Party Committee of China Taiping Insurance Group Ltd.

Su Hengxuan	February 1963	Doctoral degree in Management	Since December 20, 2018	Executive Director	Yin Bao Jian Xu Ke (2018) No. 562

Vice President of China Life

Insurance (Group) Company

CPPCC member of Xicheng

District, Beijing

Director of China Life Asset

Management Company Limited

Director of China Life Pension

Company Limited

Director of China Life Property and Casualty Insurance Company Limited

Mr. Su became an Executive Director of the Company in December 2018. He has been the President of the Company since April 2019 and the Vice President of China Life Insurance (Group) Company since December 2017. He was the President of China Life Pension Company Limited from March 2015 to February 2018. He was the Vice President of

the Company from 2013 to May 2015.

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Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Li Mingguang	July 1969	Master’s degree in Economics, EMBA for the senior management	Since August 16, 2019	Executive Director	Jing Yin Bao Jian Fu (2019) No. 635	Executive Director of the China Association of Actuaries Chief Actuary of China Life Pension Company Limited

Mr. Li became an Executive Director of the Company in August 2019. He has been the Board Secretary of the Company since June 2017, the Vice President of the Company since November 2014 and the Chief Actuary of the Company since March 2012.

Zhao Peng	April 1972	Master’s degree in Business Administration and Master’s degree in Economics	Since February 20, 2020	Executive Director	Jing Yin Bao Jian Fu (2020) No. 97

Chief Financial Officer of China Life Insurance (Group) Company

Executive Director of the

Insurance Society of China

Director of China Life Franklin Asset Management Company Limited

Director of Sino-Ocean Group

Holding Limited

Mr. Zhao became an Executive Director of the Company in February 2020, the person in charge of finance of the Company in July 2019, and the Vice President of the Company in March 2018. He has been the Chief Financial Officer of China Life Insurance (Group) Company since August 2019. He served as an Assistant to the President of the Company from October 2017 to March 2018, and the General Manager of Zhejiang Branch of the Company from January 2015 to October 2017.

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Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Yuan Changqing	September 1961	Master’s degree in Business Administration	Since February 11, 2018	Non- executive Director	Bao Jian Xu Ke (2018) No. 196

Vice Chairman and President of China Life Insurance (Group) Company

Director of China Life Asset

Management Company Limited

Chairman of China Life Pension

Company Limited

Chairman of China Life

Property and Casualty Insurance

Company Limited

Director of China Shimao

Investment Company Limited

Director of China World Trade

Center Limited

Vice Chairman of the China Chamber of International Commerce

Vice Chairman of the National Association of Financial Market Institutional Investors

Mr. Yuan became a Non-executive Director of the Company in February 2018. He is the Vice Chairman, President and Deputy Secretary to the Party Committee of China Life Insurance (Group) Company. Mr. Yuan served as the Chairman of the Supervisory Committee and the Deputy Secretary to the Party Committee of Agricultural Bank of China Limited from April 2015 to May 2017. He served as the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Corporation Limited from November 2014 to April 2015.

Liu Huimin	June 1965	Doctoral degree in Law	Since July 31, 2017	Non- executive Director	Bao Jian Xu Ke (2017) No. 897	Vice President of China Life Insurance (Group) Company Vice Chairman of the Insurance Society of China Director of China Life Pension Company Limited Chairman of China Life E-commerce Company Limited

Mr. Liu became a Non-executive Director of the Company in July

2017. He has been the Vice President of China Life Insurance (Group) Company since September 2013. He served as the President of China Life Asset Management Company Limited from September 2013 to August 2016.

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Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Yin Zhaojun	July 1965	Master’s degree in Public Administration	Since July 31, 2017	Non- executive Director	Bao Jian Xu Ke (2017) No. 897

Vice President of China Life

Insurance (Group) Company

Chairman of China Life Investment Holding Company Limited

President of China Guangfa

Bank Co., Ltd.

Director of China United Network Communications Limited

Chairman of the second session of the Statistics Professional Committee of the Insurance Association of China

Vice Chairman of the Banking

Accounting Society of China

Mr. Yin became a Non-executive Director of the Company in July

2017. He has been the President of China Guangfa Bank Co., Ltd. since September 2019, and the Vice President of China Life Insurance (Group) Company since October 2016. He successively served as the President of Shanxi Branch, Hebei Branch and Beijing Branch of the Bank of Communications from 2011.

Wang Junhui	July 1971	Doctoral degree in Finance	Since August 16, 2019	Non- executive Director	Jing Yin Bao Jian Fu (2019) No. 635

Chief Investment Officer of China Life Insurance (Group) Company

Chairman of China Life Franklin Asset Management Company Limited

Chairman of China Life AMP Asset Management Co., Ltd.

President of China Life Asset

Management Company Limited

Chairman of Binhai (Tianjin) Financial Assets Trade Center Co., Ltd.

Mr. Wang became a Non-executive Director of the Company in August 2019. He has been the Chief Investment Officer of China Life Insurance (Group) Company and the President of China Life Asset Management Company Limited since August 2016, the Chairman of China Life Franklin Asset Management Company Limited since September 2016 and the Chairman of China Life AMP Asset Management Co., Ltd. since December 2016. From 2004 to 2016, he served as an Assistant to the President and the Vice President of China Life Asset Management Company Limited, and the President of China Life Investment Holding Company Limited.

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Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Chang Tso Tung Stephen	November 1948	Bachelor’s degree in Science	Since October 20, 2014	Independent Director	Bao Jian Xu Ke (2014) No. 864	Independent Non-executive Director of Kerry Properties Limited Independent Non-executive Director of Hua Hong Semiconductor Limited	Mr. Chang became an Independent Director of the Company in October 2014.
Robinson Drake Pike	October 1951	Master’s degree in Economics	Since July 11, 2015	Independent Director	Bao Jian Xu Ke (2015) No. 718	Director of Yale-China Association	Mr. Pike became an Independent Director of the Company in July 2015.
Tang Xin	September 1971	Doctorate degree in Law	Since March 7, 2016	Independent Director	Bao Jian Xu Ke (2016) No. 150

Member of the Listing Committee of the Shanghai Stock Exchange

Chairman of the Independent Director Committee of the China Association for Public Companies

Independent Director of Harvest

Fund Management Co., Ltd.

Independent Director of GF Securities Co., Ltd.

Independent Director of Bank of

Guizhou Co., Ltd.

Mr. Tang became an Independent Director of the Company in March 2016.
Leung Oi-Sie Elsie	April 1939	Master’s degree in Law	Since July 20, 2016	Independent Director	Bao Jian Xu Ke (2016) No. 717

Consultant of Iu, Lai & Li

Solicitors & Notaries

Consultant of Fok Ying Tung Ming Yuan Development Company Limited

Independent Non-executive Director of United Company RUSAL Plc

Independent Non-executive Director of China Resources Power Holdings Company Limited

Independent Non-executive Director of PetroChina Company Limited

Ms. Leung became an Independent Director of the Company in July 2016.

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2)   Basic Information of the Supervisors

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Jia Yuzeng	June 1962	Master’s degree in Business Administration	Since July 11, 2018	Chairman of the Board of Supervisors	Yin Bao Jian Xu Ke (2018) No. 562		Mr. Jia became the Chairman of the Board of Supervisors of the Company in July 2018. From 2013 to 2018, he served as the Vice President and the Board Secretary of China Life Pension Company Limited.
Luo Zhaohui	March 1974	Doctoral degree in Finance	Since February 11, 2018	Supervisor	Bao Jian Xu Ke (2018) No. 196	General Manager of Strategic Planning Department of China Life Insurance (Group) Company

Mr. Luo became a Supervisor of the Company in February 2018. He was appointed as an Assistant to the General Manager of the Strategic Planning Department of China Life Insurance (Group) Company in August 2013. He was seconded to Shijiazhuang Branch of the Company in Hebei Province as the Deputy General Manager during the period from November 2013 to October 2015, served as the Deputy General Manager of the Strategic Planning Department of China Life Insurance (Group) Company from  July 2016 to November 2019 and was then appointed as the General Manager of the Strategic Planning Department of China Life Insurance (Group) Company in November 2019.

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Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Han Bing	November 1971	Bachelor’s degree in Economics	Since July 12, 2019	Supervisor	Jing Yin Bao Jian Fu (2019) No. 492

Mr. Han became a Supervisor of the Company in July 2019. He has been the General Manager of the Human Resources Department of the Company since December 2018. He served as the General Manager of the Human Resources Department of China Life Pension Company Limited from March 2016 to December 2018. During the period from 2014 to 2016, he successively served as the Deputy General Manager of Ningbo Branch, and the Deputy General Manager of Tibet Autonomous Region Branch of the Company.

Cao Qingyang	May 1963	Doctoral degree in Economics	Since July 12, 2019	Employee Representative Supervisor	Jing Yin Bao Jian Fu (2019) No. 492		Mr. Cao became a Supervisor of the Company in July 2019. He has been the General Manager of the Product Development Department of the Company since February 2011.
Wang Xiaoqing	October 1965	Bachelor’s degree in Engineering	Since December 27, 2019	Employee Representative Supervisor	Jing Yin Bao Jian Fu (2019) No. 1110

Ms. Wang became a Supervisor of the Company in December 2019. She has been the Deputy General Manager of the Risk Management Department of the Company since April 2018. She served as the Secretary to the Discipline Inspection Committee of Tibet Autonomous Region Branch of the Company from May 2016 to April 2018. From 2010 to 2016, she successively served as an Assistant to the General Manager and the Deputy General Manager of the County Insurance Department, and the Deputy General Manager of the Audit Department of the Company.

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3)	Basic Information of the Senior Management of the Head Office

Name	Month and year of birth	Academic qualification (degree)	Commencement month and year	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Ruan Qi	July 1966	EMBA for the senior management	Since April 2018	Vice President	Yin Bao Jian Xu Ke (2018) No. 63

Mr. Ruan became the Vice President of the Company in April 2018. He served as the Chief Information Technology Officer of the Company from January 2018 to April 2018. He served as the Chief Information Technology Officer of the Company and concurrently served as the General Manager (at the general manager level of the provincial branches) of Information Technology Department of the Company from October 2016 to January 2018. He served as the General Manager (at the general manager level of the provincial branches) of Information Technology Department of the Company from March 2016 to October 2016. He served as the General Manager of China Life Data Center and the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from 2014 to 2016.

Zhan Zhong	April 1968	Bachelor’s degree in Engineering	Since July 2019	Vice President	Jing Yin Bao Jian Fu (2019) No. 493

Mr. Zhan became the Vice President of the Company in July 2019. He served as the Marketing Director of the Company from August 2017 to July 2019 and an Employee Representative Supervisor of the Company from July 2015 to August 2017. He served as the General Manager (at the general manager level of provincial branches) of the Individual Insurance Division of the Company from July 2014 to August

2017.

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Name	Month and year of birth	Academic qualification (degree)	Commencement month and year	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Yang Hong	February 1967	EMBA for the senior management	Since July 2019	Vice President	Jing Yin Bao Jian Fu (2019) No. 493	Vice President of China Life E-Commerce Company Limited

Ms. Yang became the Vice President of the Company in July 2019. She served as the Operation Director of the Company from March 2018 to July 2019. Ms. Yang has been the General Manager of the Operation Service Center of the Company since January 2018. She successively served as the Deputy General Manager (responsible for daily operations) and General Manager of the Research and Development Center, the General Manager (at the general manager level of the provincial branches) of the Business Management Department and the General Manager (at the general manager level of the provincial branches) of the Business Process Management Department of the Company from 2011 to 2018.

Zhao Guodong	November 1967	Bachelor’s degree	Since October 2019	Assistant to the President	Jing Yin Bao Jian Fu (2019) No. 851	Chairman of the Insurance Society of Jiangsu Province Vice Chairman of the Insurance Association of Jiangsu Province

Mr. Zhao became an Assistant to the President in October 2019. He served as the General Manager of the Jiangsu Branch of the Company from August 2018. During the period from 2016 to 2018, he successively served as the Deputy General Manager (responsible for daily operations) and the General Manager of Chongqing Branch, and the General Manager of Hunan Branch of the Company. From 2007 to 2016, he successively served as the Deputy General Manager of Fujian Branch and the Deputy General Manager of Hunan Branch of the Company.

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Name	Month and year of birth	Academic qualification (degree)	Commencement month and year	Position	Approval document No. for jobqualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Xu Chongmiao	October 1969	Doctoral degree in Law	Since July 2018	Compliance Officer, General Manager of the Legal and Compliance Department	Yin Bao Jian Xu Ke (2018) No. 593		Mr. Xu has been the Compliance Officer of the Company since July 2018 and the General Manager of the Legal and Compliance Department and the Legal Officer of the Company since September 2014.

Notes:

1.	All information set forth in this table is as at the end of the reporting period, and this table only provides the basic information of the senior management officers of the Head Office who are not Directors or Supervisors. For details of other senior management officers of the Head Office, please refer to the tables under the basic information of the Directors and Supervisors.

2.	The changes of the Directors, Supervisors and senior management during the reporting period and as at the disclosure date of this report:

1)	After the consideration and approval by the First Extraordinary General Meeting 2019 of the Company and upon the approval by the CBIRC Beijing Bureau, Mr. Zhao Peng became an Executive Director of the sixth session of the Board of Directors of the Company on February 20, 2020.

2)	Due to the adjustment of work arrangements, Mr. Song Ping tendered his resignation to the Board of Supervisors of the Company on January 3, 2020, resigning from his position as an Employee Representative Supervisor of the Company with effect from the same day.

3)	Due to the adjustment of work arrangements, Mr. Zhao Peng tendered his resignation to the Board of Directors of the Company on April 23, 2020, resigning from his positions as an Executive Director of the Company, a member of the Strategy and Assets and Liabilities Management Committee and the person in charge of finance of the Company with effect from the same day.

4)	After the consideration and approval at the twenty-fifth meeting of the sixth session of the Board of Directors of the Company, Ms. Huang Xiumei was appointed as the Vice President and the person in charge of finance of the Company. The qualification of Ms. Huang Xiumei is still subject to the approval of the CBIRC. The Company has designated Ms. Huang Xiumei as the temporary person in charge of finance of the Company before the relevant approval from the CBIRC is obtained.

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(5)	Contact Person and Contact Information with Respect to the Public Disclosure of Solvency Information

Name of Contact Person:	He Zheng

Office Phone Number:	010-63631371

Fax Number:	010-66575722

E-mail:	c-rossinfo@e-chinalife.com

2.	KEY INDICATORS

Unit: RMB ten thousand

Items	Figures of the Current Quarter	Figures of the Preceding Quarter
Core solvency surplus	64,060,872.17	59,507,668.81
Core solvency ratio	272.15%	266.71%
Comprehensive solvency surplus	67,564,658.57	63,011,399.86
Comprehensive solvency ratio	281.57%	276.53%
Gross written premiums	30,777,586.57	7,003,884.34
Net profit	1,750,321.06	128,691.77
Net asset	41,298,239.41	40,326,734.38

Note:	Gross written premiums, net profit and net asset are prepared in accordance with the China Accounting Standards for Business Enterprises.

The result of the integrated risk rating of the Company in the recent quarter (being the third quarter of 2019) was A Category.

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3.	ACTUAL CAPITAL

	Unit: RMB ten thousand
Items	Figures of the Current Quarter	Figures of the Preceding Quarter
Admitted assets	384,766,255.92	369,760,831.33
Admitted liabilities	279,990,342.79	271,054,137.70
Actual capital	104,775,913.13	98,706,693.63
Core tier one capital	100,492,969.72	94,423,805.57
Core tier two capital	779,157.01	779,157.01
Supplementary tier one capital	3,503,786.40	3,503,731.05
Supplementary tier two capital	0	0

4.	MINIMUM CAPITAL

Unit: RMB ten thousand

Items	Figures of the Current Quarter	Figures of the Preceding Quarter
Minimum capital for quantitative risk	38,153,649.71	36,599,296.39
Minimum capital for life insurance risk	7,663,124.66	7,649,282.22
Minimum capital for non-life insurance risk	725,901.75	667,303.09
Minimum capital for market risk	36,734,244.74	35,765,120.43
Minimum capital for credit risk	6,348,889.87	6,034,013.61
Quantitative risk diversification effect	8,052,722.37	7,796,137.58
Loss absorption effect of special types of insurance contracts	5,265,788.94	5,720,285.38
Minimum capital for control risk	-942,395.15	-904,002.62
Additional minimum capital	0	0
Counter-cyclical additional minimum capital	0	0
Additional minimum capital for DSII	0	0
Additional minimum capital for GSII	0	0
Other additional minimum capital	0	0
Minimum capital	37,211,254.56	35,695,293.77

Note:	Due to rounding, there may be difference between the total amount and the sum of individual amounts.

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5.	INTEGRATED RISK RATING

The Integrated Risk Rating (IRR), i.e. the classification regulation, is a regulatory exercise in which the CBIRC conducts a comprehensive analysis of and assessment on the inherent risks and control risks of insurance companies by using a risk-oriented approach and based on the relevant information, classifies such insurance companies into different regulatory categories according to their respective solvency risks, and adopts regulatory policies or measures in respect thereof accordingly.

The CBIRC conducts assessment on the IRR of the Company on a quarterly basis. The results of the IRR of the Company in the recent two quarters (being the third and second quarter of 2019) were both A Category.

6.	RISK MANAGEMENT

The CBIRC conducts assessments on the solvency risk management of insurance companies on a regular basis. The CBIRC conducted an assessment of Solvency Aligned Risk Management Requirement and Assessment (SARMRA) on 35 insurance companies in 2018. According to the “Notice Concerning the 2018 SARMRA Assessment Results” (Yin Bao Jian Cai [2018] No. 125), the Company got a score of 84.94 in the assessment and the respective scores in nine areas are as follows: 17.76 in the foundation and environment of risk management, 8.41 in the objectives and tools of risk management, 8.60 in insurance risk management, 8.65 in market risk management, 8.61 in credit risk management, 8.59 in operational risk management, 8.77 in strategic risk management, 7.34 in reputational risk management, and 8.22 in liquidity risk management.

7.	LIQUIDITY RISK

1)	Regulatory Indicators of Liquidity

Unit: RMB million
Name of Indicators	Figures of the Current Quarter
Actual net cash flows	17,475
Comprehensive liquidity ratio	-
Comprehensive liquidity ratio within 3 months	295%
Comprehensive liquidity ratio within 1 year	-1,823%
Comprehensive liquidity ratio within 1-3 years	-313%
Comprehensive liquidity ratio within 3-5 years	1,157%
Comprehensive liquidity ratio beyond 5 years	27%
Overall liquidity coverage of the Company	-
Stressed scenario 1	3,484%
Stressed scenario 2	3,248%

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Notes:

1.	Actual net cash flows refer to the net cash flows of the Company actually occurred during the reporting period;

2.	Comprehensive liquidity ratio =	Expected total cash inflow of existing assets	× 100%;
Expected total cash outflow of existing liabilities

3.

Stressed scenario 1 refers to the hypothetical scenario where the premiums from signed policies decrease by 80% as compared with the corresponding period of last year, and the surrender rate assumption is twice of that in the basic scenario (but the surrender rate does not exceed 100%);

4.	Stressed scenario 2 refers to the hypothetical scenario where the principal and interest of 20% of the fixed income investment which will become mature during the forecasting period cannot be repaid.

2)	Analysis of Liquidity Risk and Measures Addressing Such Risk

The Company has sufficient cash flows. Pursuant to the requirements of the “Regulatory Rules of Solvency of Insurance Companies No. 12: Liquidity Risk” and the relevant regulations, the Company has established a well-developed liquidity risk management mechanism to monitor various regulatory indicators for liquidity risk on a quarterly basis, with a view to preventing liquidity risk in an effective manner.

8.	REGULATORY MEASURES ADOPTED BY REGULATORY AUTHORITIES AGAINST THE COMPANY

During the reporting period, there were no circumstances where the CBIRC had adopted any significant regulatory measures against the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, April 23, 2020

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang

Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

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